

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

<u>Via E-mail</u>

Guy Lawson, Esq.
McGrath North Mullin & Kratz, PC LLO
First National Tower, Suite 3700
1601 Dodge Street
Omaha, NE 68102

> **Re:** **Supertel Hospitality, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 14, 2015**
> **File No. 001-34087**

Dear Mr. Lawson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

<u>Cover Page</u>

1.   Please revise the cover page and form of proxy to clearly mark each "Preliminary Copy." Refer to Rule 14a-6(e)(1).

<u>General Information</u>

2.   We note that proxies may be solicited by telephone, electronic communication and use of the mails. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer

to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter. Also, tell us what types of electronic communication you intend to use.

3.   Please provide the disclosure required by Item 4(b)(4) of Schedule 14A.

<u>Item 1 Election of Directors, page 12</u>

4.   Please disclose whether your nominees have consented to be named in your proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions